February 10, 2022

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Memic Innovative Surgery Ltd. Amendment No. 3 to Registration Statement on Form F-4 Filed on February 8, 2022 File No: 333-259925

Dear Mr. Hagius:

On behalf of Memic Innovative Surgery Ltd. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-259925) (the “Registration Statement”). An electronic version of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated February 9, 2022, relating to Amendment No. 3 to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 4 to the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in Amendment No. 4 to the Registration Statement.

F-4 Amendment #3 filed February 8, 2022

Selected Unaudited Condensed Combined Pro Forma Financial Information

Note 4. Earnings (Loss) Per Share, page 44

1.	We note your expanded disclosure provided in response to prior comment 1.Â Please revise your pro forma earnings per share information for the year ended December 31, 2020 to appropriately include the impact of the issuance of the 7,646,002 preferred shares expected to be issued prior to the Business Combination. In this regard, the weighted average number of shares outstanding during the period should be adjusted to give effect to any shares that have been or will be issued to consummate the transaction as if the shares were outstanding as of the beginning of the period presented.

Response: In response to the Staff’s comment, the Company has revised its earnings (loss) per share disclosure on page 44 of the Amended Registration Statement.

Greenberg Traurig, P.A. | Attorneys at Law 333 Southeast Second Avenue | Suite 4400 | Miami, FL 33131 | T +1 305.579.0500 | F +1 305.579.0717
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Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

February 10, 2022

Index to Financial Statements

Unaudited Interim Financial Statements, page F-1

2.	We note that you have restated Memic's June 30, 2021 interim financial statements to reflect an update made in the Company’s valuation of its preferred and ordinary shares. Please label the respective financial statements that changed “As Restated” in order to acknowledge the correction. Ensure the 2021 column headings within the impacted financial statements are also labeled “As Restated”.

Response: The Company acknowledges the Staff’s comment and has labeled the respective financial statements “as restated” in the table of contents of the financial statements in Amendment No. 4 and has revised the 2021 column headings within the impacted financial statements by labeling them “as restated”.

Note 15. Net Loss Per Share Attributable to Ordinary Shareholders, page F-25

3.	We note your response to prior comment 3. Please respond to the following:

•	Provide us with a table showing the number of options granted, the exercise price of the options granted, and the share price of your common stock each time the options were granted in 2015, 2016, and up until February 2018.
•	To the extent the exercise price was equal to the share price of common stock at the time of the option grant, please explain how you concluded the exercise price was non-substantive.
•	Tell us whether you believe there is a requirement to continually assess whether you granted options with little consideration throughout the life of option or only at the time of grant. To the extent you believe you are required to continually assess whether vested options were granted with little consideration, tell us whether you believe these options should be excluded from basic earnings per share if your stock price declined closer to $0.01 per share.
•	In evaluating whether the options were granted with little consideration, tell us how you considered the fact that the options were granted with a four year vesting condition. For example, tell us whether you consider the future service requirement as a form of consideration, and if so, explain how.
•	Explain in more detail how your policy would apply to your other option grants in the future. For example, you granted options with exercise prices of $0.27 per share and $0.10-$0.12 per share in the year ended December 31, 2019 and 2020, respectively. Tell us whether you would include the options, once vested, in your basic earnings per share if your stock price was over a certain dollar threshold? How would that threshold be determined? To the extent you would not include these options in basic earnings per share in the future, tell us why.

Response: In response to the Staff’s comment, the Company notes that vested options exercisable for little consideration were issued at an exercise price that was approximately the fair market value at the grant date. After further discussion with the Staff and the Company’s consideration of the exercise price of the options on their grant date and the providing of services by the employees, among other things, the Company determined that the non-substantive exercise price of the options is not considered non-substantive because the options were issued at the approximate fair market value, and therefore determined to modify its calculation of earnings per share, and restated its consolidated financial statements as of December 31, 2019 and 2020 and its interim consolidated financial statements at June 30, 2021 (the “Restated Financial Statements”). In the Restated Financial Statements, the basic and diluted earnings per share do not include vested options exercisable for little consideration. Accordingly, the Company believes it will not be required to continually assess whether vested options were granted with little consideration at each future reporting period.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

February 10, 2022

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Joseph A. Herz
Name: Joseph A. Herz

cc:	Dvir Cohen, Chief Executive Officer, Memic Innovative Surgery Ltd.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com